Exhibit 99.2

                           Certificate of Designation


                        NEW WORLD RESTAURANT GROUP, INC.

                           CERTIFICATE OF DESIGNATION,
                            PREFERENCES AND RIGHTS OF
                            SERIES Z PREFERRED STOCK
                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware

     NEW WORLD RESTAURANT, INC., a corporation duly organized and existing under the laws of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:


     That pursuant to the authority contained in Article 4 of its Amended and Restated Certificate of Incorporation and in accordance with the provisions of
Section 242 of the General Corporation Law of the State of Delaware, its Board of Directors has adopted the following resolution creating a new series of preferred stock, par value $0.001 per share, designated as Series Z Preferred
Stock:


               RESOLVED, that there a series of preferred stock, par value $0.001 per share of the Company is hereby created, and that the designation and amount thereof and the voting powers, preferences, and relative, participating, optional and other special rights of such shares of preferred stock shall be as set forth below:

          1. Designation and Amount. There is hereby established a series of the Preferred Stock designated "Series Z Preferred Stock" (herein referred to as "Series Z Preferred Stock"), consisting of 57,000 shares and having the relative rights, designations, preferences, qualifications, privileges, limitations, and restrictions applicable thereto as follows.

          2. Dividends. The holders of shares of Series Z Preferred Stock shall not be entitled to receive any dividends, except as provided in Section 4(c)(v) hereof.

          3. Liquidation Preference.

               (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series Z Preferred Stock shall be entitled to receive, on a pro rata basis, such amount, paid prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the

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Common Stock or any other class or series of stock, other than any class or series approved in accordance with Section 5 (any such other class or series, collectively with the Common Stock, are referred to as "Junior Stock") by reason of their ownership thereof, an amount equal to $1,000 (as adjusted for any stock dividends, combinations or splits with respect to such shares) per share of Series Z Preferred Stock then outstanding (the "Liquidation Preference") plus any dividends accrued but unpaid under Section 4(c)(v), if any. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series Z Preferred Stock shall be insufficient to permit the payment to the holders of the Series Z Preferred Stock the full amounts to which they otherwise would be entitled, the holders of Series Z Preferred Stock shall share ratably in any distribution of the entire assets and funds of the Corporation legally available for distribution pro rata in proportion to the respective liquidation preference amounts which would otherwise be payable upon liquidation with respect to the outstanding shares of the Series Z Preferred Stock if all liquidation preference dollar amounts with respect to such shares were paid in full.

               (b) Upon the completion of the distribution required by subparagraph (a) of this Section 2, the remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each, and the holders of Series Z Preferred Stock shall not be entitled to participate in such distribution.

          4. Redemption. The shares of Series Z Preferred Stock shall be redeemable as follows:

               (a) Optional Redemption.

                    (i) The shares of Series Z Preferred Stock will be redeemable at the election of the Corporation, as a whole or from time to time in part, at any time ("Optional Redemption Date") on not less than 5 nor more than 60 days' prior notice (the "Redemption Notice"), for an amount, payable in cash, equal to 100% of the aggregate Liquidation Preference for such shares (the "Redemption Price").

                    (ii) If less than all the shares of Series Z Preferred Stock are to be redeemed, the particular shares of Series Z Preferred Stock to be redeemed will be determined on a pro rata basis. If less than all of the shares of Series Z Preferred Stock are to be redeemed, the Redemption Notice that relates to such shares of Series Z Preferred Stock shall state the portion of the shares of Series Z Preferred Stock to be redeemed. A new Series Z Preferred Stock certificate representing the unredeemed shares of Series Z Preferred Stock will be issued in the name of the holder thereof upon cancellation of the original certificate for Series Z Preferred Stock.

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               (b) Mandatory Redemption.

                    (i) All outstanding shares of Series Z Preferred Stock shall be redeemed (subject to the legal availability of funds therefor) in whole on the earlier of June 30, 2009 or the effective time of a Merger or Change of Control (in each case, as hereinafter defined) (the "Mandatory Redemption Date" and together with the "Optional Redemption Date", the "Redemption Date"), at the Redemption Price, in each case, payable in cash.

                    (ii) As used herein, "Merger" shall mean a consolidation or merger of the Corporation or any direct or indirect subsidiary of the Corporation with or into any other entity, other than a merger (i) in which the Corporation is the surviving corporation, (ii) which will not result in more than 50% of the capital stock of the Corporation being owned of record or beneficially by persons other than (A) the holders of such capital stock immediately prior to such merger and (B) and Thomas Weisel Capital Partners, L.P., Bruckmann, Rosser, Sherrill & Co. L.L.C. and Triarc Companies, Inc. and their respective affiliates, and (iii) in which each share of Series Z Preferred Stock outstanding immediately prior to such merger will be an identical share of Series Z Preferred Stock of the Corporation outstanding after such merger.

                    (iii) As used herein, "Change of Control" shall mean any transaction or event occurring on or after _________ __, 2003 as a direct or indirect result of which (a) any person or any group (other than Halpern Denny Fund III, L.P., Brookwood New World Investors, L.L.C., NWCI Holdings, LLC, Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Thomas Weisel Capital Partners, L.P., Bruckmann, Rosser, Sherrill & Co. L.L.C. and Triarc Companies, Inc. and their respective affiliates) shall (1) beneficially own (directly or indirectly) in the aggregate equity interests of the Corporation having 50% or more of the aggregate voting power of all equity interests of the Corporation at the time outstanding or (2) have the right or power to appoint a majority of the board of directors of the Corporation; (b) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Corporation (together with any new directors) (i) whose election by such board of directors or whose nomination for election by the shareholders of the Corporation was approved by a vote of a majority of the directors of the Corporation then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved and (ii) appointed to the board of directors of the Corporation within eighteen months after __________ __, 2003) cease for any reason to constitute at least a majority of the board of directors of the Corporation then in office;
(c) any event or circumstance constituting a "change of control" under any documentation evidencing or governing any indebtedness of the Corporation in a principal amount in excess of $10.0 million shall occur which results in an obligation of the Corporation to prepay (by acceleration or otherwise), purchase, offer to purchase, redeem or defease all or a portion of such indebtedness; or (d) involves the sale of all or substantially all of the Corporation's assets or the assets of its subsidiaries.

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               (c) Procedure for Redemption.

                    (i) Not more than 60 and not less than 5 days prior to any Optional Redemption Date, and as soon as practical prior to the Mandatory Redemption Date, written notice (the "Redemption Notice") shall be given by first-class mail, postage prepaid, to each holder of record of shares of Series Z Preferred Stock to be redeemed on the record date fixed for such redemption of the shares of Series Z Preferred Stock at such holder's address as the same appears on the stock register of the Corporation. The Redemption Notice shall state: (A) the Redemption Price; (B) whether all or less than all of the outstanding shares of Series Z Preferred Stock are to be redeemed and the total number of shares of Series Z Preferred Stock being redeemed; (C) the number of shares of Series Z Preferred Stock held by the holder that the Corporation intends to redeem; (D) the Redemption Date; (E) that the holder is to surrender to the Corporation, at the place or places designated in such Redemption Notice, its certificates representing the shares of Series Z Preferred Stock to be redeemed; and (F) the name of any bank or trust company performing the duties referred to in subsection (c)(iv) below.

                    (ii) On or before the Redemption Date, each holder of shares of Series Z Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares of Series Z Preferred Stock to the Corporation, in the manner and at the place designated in the Redemption Notice, and on the Redemption Date the full redemption price for such shares of Series Z Preferred Stock shall be payable in cash to the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be returned to authorized but unissued shares of Series Z Preferred Stock. In the event that less than all of the shares of Series Z Preferred Stock represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares of Series Z Preferred Stock.

                    (iii) Unless the Corporation defaults in the payment in full of the Redemption Price, the holders of the shares of Series Z Preferred Stock called for redemption shall cease to have any further rights with respect thereto on the Redemption Date, other than the right to receive the Redemption Price, without interest. Until the Redemption Price is paid in full, the holders of shares of Series Z Preferred Stock shall have all preferences and rights, including, without limitation, the right to receive dividends as set forth in
Section 4(d), of holders of the Series Z Preferred Stock.

                    (iv) If a Redemption Notice shall have been duly given or if the Corporation shall have given to the bank or trust company hereinafter referred to irrevocable authorization promptly to give such notice, and if on or before the Redemption Date specified therein the funds necessary for such redemption shall have been deposited by the Corporation with such bank or trust company in trust for the pro rata benefit of the holders of the shares of Series Z Preferred Stock called for redemption, then, notwithstanding that any certificate for

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shares of Series Z Preferred Stock so called for redemption shall not have been surrendered for cancellation, from and after the time of such deposit, all shares so called, or to be so called pursuant to such irrevocable authorization, for redemption shall no longer be deemed to be outstanding and all rights with respect of such shares of Series Z Preferred Stock shall forthwith cease and terminate, except only the right of the holders thereof to receive from such bank or trust company at any time after the time of such deposit the funds so deposited, without interest. The aforesaid bank or trust company shall be organized and in good standing under the laws of the United States of America, and shall have capital, surplus and undivided profits aggregating at least $100,000,000 according to its last published statement of condition, and shall be identified in the Redemption Notice. Any interest accrued on such funds shall be paid to the Corporation from time to time. Any funds so set aside or deposited, as the case may be, and unclaimed at the end of three years from such Redemption Date shall, to the extent permitted by law, be released or repaid to the Corporation, after which repayment the holders of the shares of Series Z Preferred Stock so called for redemption shall look only to the Corporation for payment hereof.

                    (v) If the Corporation fails to discharge any redemption obligation pursuant to Section 4(b) with respect to the Series Z Preferred Stock, the holders of Series Z Preferred Stock shall be entitled to receive cumulative annual dividends payable quarterly in cash, on each March 31, June 30, September 30 and December 31 (each, a "Dividend Payment Date"), commencing on the first of such dates to occur after the Redemption Date, at the rate per annum of the Liquidation Preference for such shares equal to 250 basis points higher than the highest rate paid by the Corporation on its funded indebtedness on each Dividend Payment Date, until such shares are redeemed in full as required by this Section 4 (and in such event the Redemption Price will be increased by the amount of such accrued and unpaid dividends). Dividends on the Series Z Preferred Stock shall be cumulative so that if, for any dividend accrual period, dividends at the rate hereinabove specified are not declared and paid or set aside for payment, the amount of accrued but unpaid dividends shall accumulate, and shall be added to the dividends payable for subsequent dividend accrual periods. If the funds legally available for the payment of such dividends are insufficient to pay in full the dividends payable on all outstanding shares of Series Z Preferred Stock, the total available funds may be paid in partial dividends to the holders of the outstanding shares of Series Z Preferred Stock ratably in proportion to the fully accrued dividends to which they are entitled and the remainder of such accrued but unpaid dividends shall be paid as soon thereafter as funds are legally available. Each issued and outstanding share of Series Z Preferred Stock shall entitle the holder of record thereof to receive an equal proportion of said dividends (adjusted for issuance dates). No dividends or other distributions of any kind shall be declared or paid on, nor shall the Corporation redeem, purchase or acquire any shares of the Common Stock other than stock dividends and distributions of the right to purchase common stock and repurchase any such rights in accordance with the Rights Agreement dated June 7, 1999, unless all dividends on the Series Z Preferred Stock accrued for all past dividend periods shall have been paid in full in cash.


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          5. Protective Rights. So long as any shares of Series Z Preferred
Stock remain outstanding, the Corporation shall not, and shall not permit any of its direct or indirect subsidiaries, in each case, without the vote or written consent by the holders of at least a majority of the then outstanding shares of the Series Z Preferred Stock, voting together as a single class (such consent, in the case of Section 5(b) only, shall not be unreasonably withheld):

               (a) amend, alter or repeal any provision of, or add any provision to, this Certificate of Designation, Preferences and Rights of Series Z Preferred Stock, whether by merger, consolidation or otherwise; provided, however, that no vote or written consent of the holders of the Series Z Preferred Stock will be required by this paragraph (a) or otherwise in the event of a Merger or Change of Control that results in the full redemption of the Series Z Preferred Stock at the Redemption Price, in cash, at the effective time of such Merger or Change of Control;

               (b) subject to clause (a) above, amend, alter or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or bylaws, whether by merger, consolidation or otherwise, except as may be required to authorize a Certificate of Designation for Junior Stock or to increase the authorized amount of any Junior Stock, including Junior Stock issued to management or employees under equity incentive plans; provided, however, that no vote or written consent of the holders of the Series Z Preferred Stock will be required by this paragraph (b) or otherwise in the event of a Merger or Change of Control that results in the redemption of the Series Z Preferred Stock at the Redemption Price, in cash, at the effective time of such Merger or Change of Control;

               (c) authorize or issue shares of any class of stock having any preference or priority as to dividends, assets or payments in liquidation superior to or on a parity with the Series Z Preferred Stock, including, without limitation, the Series Z Preferred Stock, whether by merger consolidation or otherwise; provided, however, that no vote or written consent of the holders of the Series Z Preferred Stock will be required by this paragraph (c) or otherwise in the event of a Merger or Change of Control that results in the full redemption of the Series Z Preferred Stock at the Redemption Price, in cash, at the effective time of such Merger or Change of Control;

               (d) take any action that results in the Corporation or any direct or indirect subsidiary or subsidiaries of the Corporation incurring or assuming indebtedness (including the guaranty of any indebtedness) in excess of the greater of (i) $185 million and (ii) 3.75 times EBITDA (as hereinafter defined) for the trailing 12-month period prior to such date;

               (e) consummate any Merger or Change of Control that does not result in the redemption of the Series Z Preferred Stock at the Redemption Price, payable in cash, at the effective time of the Merger or Change of Control transaction;

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               (f) make any Restricted Payment (as defined in Exhibit A attached hereto) in violation of the covenant set forth on Exhibit A attached hereto, which is incorporated in its entirety into this Section 5; and

               (g) enter into any agreement to do any of the foregoing items set forth in (a) through (f) of this Section 5.


As used herein, "EBITDA" means either (A) earnings or (B) net loss plus (i) provision for income taxes, (ii) permanent impairment in the value of investment in debt securities, (iii) other expense or less other income, (iv) loss from extinguishment of Greenlight obligation, (v) interest expense, (vi) impairment charge in connection with realization of assets held for sale, (vii) provision for integration and reorganization costs, (viii) depreciation and amortization, and (ix) cumulative change in the fair value of derivatives if such item is an expense. If cumulative change in the fair value of derivatives is an income item, instead of being added to (A) earnings or (B) net loss, it should be deducted therefrom.

          6. Voting Rights.

               (a) The holders of Series Z Preferred Stock, except as otherwise required under the laws of the State of Delaware or as set forth herein, shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.

               (b) In any case in which the holders shall be entitled to vote pursuant to this Section 6 or pursuant to the laws of the State of Delaware, each holder shall be entitled to one vote for each share of Series Z Preferred Stock held.

               (c) In lieu of voting at a meeting, holders may act by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware ("GCL").

               (d) Except as otherwise required by the GCL, holders of at least a majority of the then outstanding shares of Series Z Preferred Stock, voting or consenting, as the case may be, separately as a class, may waive compliance with any provisions of this Amended Certificate of Designation.

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     IN WITNESS WHEREOF, the Corporation has executed this Certificate of
Designation to be prepared and executed by the officers named below as of this __ day of ______, 2003.

                                           NEW WORLD RESTAURANT GROUP, INC.


                                           By:_________________________________
                                                Name: Anthony D. Wedo
                                                Title: Chief Executive Officer


                                           By:_________________________________
                                                Name: Richard Lovely
                                                Title: Assistant Secretary

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                                                                     Exhibit A

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Capital Stock) of the Company or dividends or distributions payable to the Company or any Wholly-Owned Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary or other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly-Owned Subsidiary of the Company and other than any such purchase, redemption or acquisition constituting a Permitted Investment); (iii) voluntarily purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments") unless, at the time of such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) immediately after giving effect to such transaction, on a pro forma basis as if such transaction had occurred at the beginning of the applicable four-quarter period, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.12 of the Indenture dated as of July __, 2003 among the Company, as issuer, the subsidiary guarantors named therein and The Bank of New York, as trustee (the "Indenture"); and

          (c) the amount of such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after the Issue Date, is less than the sum of (x) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit), plus (y) 100% of the aggregate net cash proceeds received by the Company from the issuance or sale of Equity Interests of the Company (other than Equity Interests sold to a Subsidiary of the Company and other than Disqualified Capital Stock) since the Issue Date, plus (z) 100% of the Net Cash Proceeds received by the Company from the issuance or sale, other than to a Subsidiary of the Company, of any debt security of the Company that has been converted into Equity Interests of the Company (other than Disqualified Capital Stock) since the Issue Date. For purposes of this clause (c) the amount of any Restricted Payment paid in property other than cash shall be the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company.

     If no Default or Event of Default shall have occurred and be continuing, the foregoing provisions will not prohibit: (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of

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declaration such payment would have complied with the provisions of the
Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Indebtedness or Equity Interests of the Company in exchange for, or solely out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Capital Stock); (iii) the redemption, repurchase or payoff of Purchase Money Obligations; (iv) the redemption, repurchase or payoff of any Indebtedness (including Existing Indebtedness) with proceeds of any Refinancing Indebtedness permitted to be incurred under Section 4.12; (v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any officer or employee of the Company or its Subsidiaries; provided, however, that the aggregate amount of all such repurchases, redemptions and other acquisitions and retirements under this clause (v) on or after the Issue Date shall not exceed $1 million; (vi) the purchase or other acquisition of Warrants required by the terms of the Warrant Agreement; (vii) payments or distributions to dissenting stockholders required by applicable law pursuant to or in connection with a consolidation, merger or Asset Sale that complies with all applicable provisions of the Indenture; (viii) application of the proceeds from the issuance of the Notes on the Issue Date as described under "Use of Proceeds" in the Offering Circular; and (ix) the repurchase, redemption or other repayment of the Series Z Preferred Stock to be issued upon the closing of the Equity Restructuring in the event of a Change of Control in accordance with the mandatory redemption provision of the Series Z Certificate of Designations contemplated by the Equity Restructuring Agreement; provided that, in accordance with the provisions of Section 4.14, prior to such repurchase, redemption or other repayment the Paying Agent has received a deposit of an amount equal to 101% of the aggregate principal amount of the Notes outstanding on the date of the Change of Control, plus accrued interest thereon through the Change of Control Payment Date (as evidenced by an acknowledgment of receipt of such deposit by the Paying Agent) prior to such repurchase, redemption or other repayment.

     The Board of Directors may designate any Subsidiary to be a Non Restricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of (i) the net book value of such Investments at the time of such designation, (ii) the fair market value of such Investments at the time of such designation and (iii) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if the Subsidiary so designated otherwise meets the definition of a Non Restricted Subsidiary.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 4.10 of the Indenture were

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computed, which calculations
may be based upon the Company's latest available quarterly financial statements.

     Capitalized terms used in this Exhibit and not otherwise defined shall have the meanings attributed to such terms in the Indenture as of the date of execution of the Indenture whether or not the Indenture shall be amended, modified, terminated or expire after such date.